

Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Dated October 5, 2018
Relating to Preliminary Prospectus Dated October 4, 2018
Registration No. 333-227448

intellipharmaceutics

THE FUTURE OF DRUG DELIVERY

October 2018
investor presentation

IPCI
NASDAQ LISTED

TSX: IPCI



forward looking statements

Certain statements in this presentation constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our expectations regarding the completion of the offering to which this relates, the expected gross proceeds, the expected use of proceeds and the expected closing of the offering, our expectations regarding our recent one-for-ten reverse split, our ability to recognize any anticipated benefits from the reverse split, our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, and statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration. In some cases, you can identify forward-looking statements by terminology such as "appear", "unlikely", "target", "may", "will", "should", "expects", "plans", "plans to", "anticipates", "believes", "estimates", "predicts", "confident", "prospects", "potential", "continue", "intends", "look forward", "could", "would", "projected", "goals", "set to", "seeking" or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, , the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the estimated proceeds (and the expected use of any proceeds) we may receive from any offering of our securities, the potential dilutive effects of this or any future financing, potential liability from and costs of defending pending or future litigation, our ability to maintain compliance with the continued listing requirements of the principal markets on which our securities are traded, including risks or uncertainties related to our ability to implement our plan to regain comply with Nasdaq's continued listing standards, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates and the difficulty in predicting the timing and results of any product launches, the timing and amount of profit-share payments from our commercial partners, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property rights for our drug delivery technologies, products and product candidates, recent and future legal developments in the United States and elsewhere that could make it more difficult and costly for us to obtain regulatory approvals for our product candidates and negatively affect the prices we may charge, increased public awareness and government scrutiny of the problems associated with the potential for abuse of opioid based medications, pursuing growth through international operations could strain our resources, our limited manufacturing, sales, marketing or distribution capability and our reliance on third parties for such, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and/or commercial partners with the ability to fund patent litigation and with acceptable product development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and commercial partners, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, delays in product approvals that may be caused by changing regulatory requirements, the difficulty in predicting the timing of regulatory approval and launch of competitive products, the difficulty in predicting the impact of competitive products on volume, pricing, rebates and other allowances, the number of competitive product entries, and the nature and extent of any aggressive pricing and rebate activities that may follow, the inability to forecast wholesaler demand and/or wholesaler buying patterns, seasonal fluctuations in the number of prescriptions written for our generic Focalin XR® capsules and our generic Seroquel XR® tablets which may produce substantial fluctuations in revenues, the timing and amount of insurance reimbursement regarding our products, changes in laws and regulations affecting the conditions required by the FDA for approval, testing and labeling of drugs including abuse or overdose deterrent properties, and changes affecting how opioids are regulated and prescribed by physicians, changes in laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the effect of recently-enacted changes in U.S. federal income tax laws, including, but not limited to, limitations on the deductibility of business interest, limitations on the use of net operating losses and application of the base erosion minimum tax, on our U.S. corporate income tax burden, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third-party sourced products and materials, challenges related to the development, commercialization, technology transfer, scale-up, and/or process validation of manufacturing processes for our products or product candidates, the manufacturing capacity of third-party manufacturers that we may use for our products, potential product liability risks, the recoverability of the cost of any pre-launch inventory, should a planned product launch encounter a denial or delay of approval by regulatory bodies, a delay in commercialization, or other potential issues, the successful compliance with FDA, Health Canada and other governmental regulations applicable to us and our third party manufacturers' facilities, products and/or businesses, our reliance on commercial partners, and any future commercial partners, to market and commercialize our products and, if approved, our product candidates, difficulties, delays or changes in the FDA approval process or test criteria for ANDAs and NDAs, challenges in securing final FDA approval for our product candidates, including our oxycodone hydrochloride extended release tablets product candidate, in particular, if a patent infringement suit is filed against us with respect to any particular product candidates (such as in the case of Oxycodone ER), which could delay the FDA's final approval of such product candidates, healthcare reform measures that could hinder or prevent the commercial success of our products and product candidates, the FDA may not approve requested product labeling for our product candidate(s) having abuse-deterrent properties and targeting common forms of abuse (oral, intra-nasal and intravenous), risks associated with cyber-security and the potential for vulnerability of our digital information or the digital information of a current and/or future drug development or commercialization partner of ours, and risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners. Additional risks and uncertainties relating to us and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Annual Report on Form 20-F, and our latest Registration Statements on Form F-3 and Form F-1 and the preliminary prospectus to which this relates (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this presentation and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



Free writing prospectus statement

This presentation highlights basic information about us and the offering to which this communication relates. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities.

We have filed a registration statement (including a preliminary prospectus) on Form F-1 (File No. 333-227448), which has not been declared effective, with the US Securities and Exchange Commission (SEC) for the offering to which this presentation relates. Before you invest, you should read the preliminary prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering.

You may access these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov.

The preliminary prospectus, dated October 4, 2018, is available on the website at http://www.sec.gov.

Alternatively, H.C. Wainwright & Co., LLC, as underwriter in the offering, will arrange to send you the prospectus if you request by calling (646) 975-6996 or by e-mailing placements@hcwco.com.

This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities of the Company nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.



intellipharmaceutics

intellipharmaceutics today

IntelliPharmaCeutics is addressing a multi-billion dollar market by leveraging novel and proprietary technology to create Extended Release ("ER"/"XR"/"CR"/"SR"), Abuse Deterrent ("ADF") and Overdose Prevention ("OPF") Formulations of existing drugs.

Developing novel controlled-release drug delivery technologies.



corporate highlights

- ✓ **Extensive product pipeline targeting a multi-billion dollar market**
  - 4 FDA approved ANDA products
  - 2 novel NDA candidates
  - Proprietary drug delivery technologies
  - Expediting approval using the 505(b)(2) regulatory pathway
- ✓ **Multiple potential near-term inflection points**
- ✓ **Commercialization & development partners with PAR Pharmaceuticals & marketing and distribution partner with Mallinckrodt LLC**
- ✓ **Approved cGMP manufacturing facility**
- ✓ **Veteran management team of renowned Controlled-Release technology experts**



investor highlights

Value Today

- Over 30 issued patents related to advanced drug delivery technologies.
- 4 complete ANDA approvals (FDA) and 7 ANDA's in R&D, with 6 under FDA review.
- Licensing and commercialization agreements in place in the US for 4 of our ANDAs.

Near Term Revenue Opportunities

- Commercialization of extensive ANDA portfolio in non-US export markets.

NDA 505(b)(2) pipeline in significant markets

- Oxycodone ER - filed with FDA.
- Regabatin XR (generic Lyrica XR) - available for Phase III partnerships.
- 3 Additional NDA 505(b)2 candidates.

Real Innovation

- PODRAS™ & nPODDDS™ – advanced drug delivery technology for a safer medical future.



value today

Intellectual Property

We have over 30 issued patents and several more pending which relate to and protect various aspects of our family of drug delivery technologies in the United States, Japan, China, India, Canada and European Union.

Patent Highlights

nPODDS™ - Formulations for controlled release and abuse-deterrence of an active drug.

As applied to IPCI's abuse-deterrent Oxycodone ER.

PODRAS™ - Compositions and methods for reducing overdose.

"The more you ingest, the less is released."

intellipharmaceutics nPODDDS™

intellipharmaceutics PODRAS™ Overdose Prevention

IPCI's Toronto based R&D labs and cGMP manufacturing facilities both FDA and Health Canada Approved


IntelliPharmaCeutics



value today

ANDA Pipeline

ANDA PRODUCT	BRAND	DOSAGE	INDICATION	Trials	FDA Filed	Approved	Commercialized
Dexmethylphenidate ER	Focalin XR®	5, 10, 15, 20, 25, 30, 35, & 40 mg Caps	ADHD	PARTNER: PAR FDA - Approved and Commercialized 10, 15, 20, 25, 30 & 35mg			
Levetiracetam ER	Keppra XR®	500 mg & 750 mg Tabs	Epilepsy	AVAILABLE FOR PARTNERING: FDA - Approved 500 and 750mg			
Metformin ER	Glucophage® XR	500 mg & 750 mg Tabs only	Diabetes	AVAILABLE FOR PARTNERING: FDA - Approved 500 and 750mg			
Quetiapine ER	Seroquel XR®	50, 150, 200, 300 & 400 mg Tabs	Schizophrenia	PARTNER: Mallinckrodt FDA - Approved and Commercialized 50, 150, 200, 300 & 400mg			
Venlafaxine ER	Effexor XR®	37.5 mg, 75mg & 150 mg Caps	Depression	AVAILABLE FOR PARTNERING: Under Review			
Pantoprazole	Protonix®	20 mg & 40 mg Tabs	GERD	AVAILABLE FOR PARTNERING: Under Review			
Lamotrigine ER	Lamictal® XR	25, 50, 100, 200, 250 & 300 mg Tabs	Epilepsy	PARTNER: Mallinckrodt Under Review			
Desvenlafaxine	Pristiq®	50 mg & 100 mg Tabs	Depression	PARTNER: Mallinckrodt Under Review			
Ranolazine ER	Ranexa®	500 mg & 1000 mg Tabs	Chronic Angina	AVAILABLE FOR PARTNERING: Under Review			
Carvedilol CR	Coreg CR®	10, 20, 40 & 50 mg Caps	CHF	AVAILABLE FOR PARTNERING: Late Stage			



value today

Commercialization Agreements

We have licensing and commercialization agreements in place in the US for 4 of our ANDA products and in discussions to out license another 7 NDA and 3 ANDA products.

PAR Pharmaceuticals

- Dexmethylphenidate ER (Generic Focalin XR®)
  - *Approved and launched*

Mallinckrodt LLC

- Desvenlafaxine (Generic Pristiq®)
  - *ANDA under FDA review*
- Lamotrigine ER (Generic Lamictal® XR)
  - *ANDA under FDA review*
- Quetiapine Fumerate ER (Generic Seroquel® XR)
  - *Approved and launched*



near term revenue opportunities

Non-USA ANDA Market

With a portfolio that consists of four FDA approved ANDAs, IPCI is well positioned to monetize its generic pipeline in developing markets.

Metformin ER – Dexmethylphenidate – Levetiracetam ER – Quetiapine ER

ANDA Monetization Strategy

- Partner with local firms in international markets.
- Time frame: estimated 12-24 Months.

Target Markets

Region/Country
Vietnam
Malaysia
Philippines
Nigeria
China
Brazil
Turkey
Middle East



NDA 505(b)(2) Pipeline

NDA PRODUCT	BRAND	DOSAGE	INDICATION	Trials	FDA Filed	Approved	Commercialized
IPCI001 Oxycodone ER	OxyContin®	10, 15, 20, 30, 40, 60, 80 mg	Pain	HAL Studies ongoing – resubmission Q418			
IPCI002 Regabatin XR	Lyrica®	150 mg	Neuropathic Pain	IND filed Q3 2015			
IPCI003	Confidential	5, 10, 20 mg	DVT, anti-clotting pulmonary embolism	R&D Phase			
IPCI004	Confidential	200, 300 mg	Lung Cancer, Idiopathic Pulmonary Fibrosis	R&D Phase			
IPCI005	Confidential	240, 480 mg	Multiple Sclerosis	R&D Phase			

IPCI is aggressively pursuing NDA's with a diverse pipeline in substantial markets.



NDA 505(b)(2) regulatory pathway

Faster and cheaper FDA approval for novel drugs

- Shortened regulatory pathway for novel dosage forms of previously approved active ingredients.
- Relatively lower risk because of previous drug approval.
- Usually lower cost and accelerated development due to fewer studies required.



NDA 505 (B)(2) Candidate

Oxycodone ER

10, 15, 20, 30, 40, 60, 80mg Tablets

abuse deterrent **Oxycodone ER**
bioequivalent to OxyContin®



oxycodone ER novel abuse deterrent attributes

Oxycodone ER is differentiated from other Abuse Deterrent Formulations (ADF) like Oxycontin.

- Difficult to inject, inhale or extract with beverages/ household solutions.
- Designed to prevent Dose Dumping when co-administered with alcohol.
- Coagulates instantaneously if crushed/pulverized and then hydrated. Once hydrated, forms **a viscous hydrogel that is difficult to: Syringe, Inject, Snort.**
- **Abuse deterrent to grinding, chewing, licking, inhalation, snorting, and insufflation.**
- **Abuse by applying heat:**
  - **Difficult to vaporize without pyrolization.**
  - **Difficult to inhale from heating/burning.**



oxycodone ER regulatory pathway and market potential

Path to Commercialization

- Successful IND review and pivotal trial
- IPCI first to demonstrate bioequivalence to OxyContin®, no Phase III required
- No "food effect"
- NDA accepted February 2017
- Complete Response Letter September 2017
- Intranasal abuse potential studies ongoing – oral studies ready to commence
- ***NDA resubmission planned for late 2018***



NDA 505 (B)(2) Candidate
REGABATIN™ XR
Once-a-Day Extended Release Pregabalin 165mg
novel extended relief formulation
for fibromyalgia sufferers
*Source: Internal Medicine, 2015



regabatin XR overview and market potential

Regabatin™ XR is a non-generic controlled-release formulation of Pregabalin (Lyrica®)

- Pregabalin is indicated for the management of neuropathic pain (fibromyalgia & post herpetic neuralgia)
- Novel design for evening dosing re: chronobiology of fibromyalgia
- Successfully completed initial phase I clinical trial
- IND filed August 2015 with FDA



real innovation

More than just drugs…

IPCI is dedicated to developing highly effective, highly valuable drug delivery technologies for the benefit of all patients.

Drug Delivery Technologies

Demand for drug delivery technologies creates a multi billion dollar market for Extended Release ("ER"/"XR"/"CR"/"SR"), Abuse Deterrent ("ADF") and Overdose Prevention ("OPF") Formulations



real innovation

Extended/Controlled/Targeted Release Formulations

Mechanisms to target drug release at specific sites or dissolve drug slowly and release constant amount of a drug over time. Extended release drugs can be taken less frequently and maintain steadier levels of the drug in the bloodstream.

Abuse Deterrent Formulations

A new approach to fight prescription drug abuse by increasing the difficulty of tampering and inappropriate use of opioids.

intellipharmaceutics
nPODDDS™

Overdose Preventive Formulations

Technology used in addition to ADFs to prevent accidental or intentional overdosing.

intellipharmaceutics
PODRAS™ Overdose Prevention



imagine a world where medicine becomes SAFER in the event of an overdose

Paradoxical Overdose Resistance Activating System (PODRAS™)

The Paradoxical Overdose Resistance Activating System (PODRAS™) drug delivery technology platform was designed to prevent overdose when more pills than prescribed are swallowed intact.

Preclinical studies suggests if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug released over 24 hours may be substantially less than expected.



% RELEASED
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1 Tablet
2 Tablets
4 Tablets
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TIME (HRS)

Oxycodone ER + PODRAS



opioid abuse gains national attention while IPCI's overdose technology secures patents

April, 2015 — United States Food and Drug Administration ("FDA") published Guidance for Industry: Abuse-Deterrent Opioids — Evaluation and Labeling, which cited the need for more efficacious abuse-deterrence technology.

February, 2016 — Obama Administration proposes $1.1 B in funding to address the opioid epidemic

February, 2016 — FDA issues Opioids Action Plan

FDA

- Warnings for Immediate Release opioid labelling similar to Extended Release opioids
- Expand access to abuse-deterrent formulations (ADFs) to discourage abuse
- Use of expert Advisory Committees when reviewing approvals for opioids that do not have ADF properties

December, 2016 — **Intellipharmaceutics Announces Issuance of U.S. and Canadian Patents Covering Aspects of its PODRAS™ Overdose Prevention Technology**

February, 2017 — President Trump advocates Abuse Deterrent formulations to assist in fighting opioid epidemic

Fiscal 2018 — IPCI intends to accelerate PODRAS development via proof of concept studies in humans



IPCI: NASDAQ

Current Share Price

Current share price and market value impacted by July 26, 2017 FDA Advisory Committee meeting for Oxycodone ER. We believe that today's share value does not reflect the real value of IPCI

- FDA Advisory Committee expressed desire to review additional abuse-deterrent study results - - uncertainty introduced with respect to product
- Met with FDA February 2018 – agreed to changes and path for resubmission
- Abuse liability studies ongoing
- Results announcement and NDA resubmission anticipated in Q4 2018

NASDAQ: IPCI – 5 Year Share Price


26.90 USD Jul 21, 2017
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capital structure & liabilities

4,353,678
shares outstanding

1,385,886
options & warrants
weighted avg. conversion: $18.66

5,749,843
fully diluted shares

$1,850,000
convertible debenture
(related party)

Low share count and minimal debt



pioneering and veteran team

Isa Odidi, *Ph.D.; MBA, DSc.*
Chairman; CEO; Co-CSO; Co-Founder

Drug development executive at Biovail, (now Valeant), and development of key blockbuster drugs Adalat CC super-generic (Bayer) and Procardia XL super-generic (Pfizer). Every product candidate filed with the FDA while at Biovail was approved. Currently a Chaired Professor of Pharmaceutical Technology at the Toronto Institute of Pharmaceutical Technology, and is an Adjunct Professor at the Institute for Molecular Medicine in California

Amina Odidi, *Ph.D*
COO; Co-CSO; Co-Founder

Extensive experience developing and applying proprietary technologies to the development of controlled-release drug products for third-party pharmaceutical companies. Invented or co-invented various proprietary controlled delivery devices for the delivery of pharmaceutical, nutraceutical, biological, agricultural and chemical agents.

Andrew Patient, CPA, CA
Chief Financial Officer

More than 20 years' experience with both Nasdaq- and TSX-listed companies, with expertise in all facets of business, including operations, trade, finance, regulatory and business development, both nationally and internationally. Previously served as CFO of Merus Labs International overseeing several significant acquisitions, and implemented a low-cost operating model with a light infrastructure footprint.

Dr. Kenneth Keirstead
Director

Worked in the health care delivery and pharmaceutical industries for over 45 years. Was President and CEO, Sanofi Winthrop Canada Inc.; General Manager, Squibb Medical Systems International; President, Chemfet International and President, Quinton Instruments among other positions. Founder and Executive Manager of the Lyceum Group, a consulting services company primarily active in the health care field.